FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 31, 2012

RICOH                                                         January 31, 2012

                               QUARTERLY REPORT

                      Nine months ended December 31, 2011
        Results for the Period from April 1, 2011 to December 31, 2011
                     Three months ended December 31, 2011
       Results for the Period from October 1, 2011 to December 31, 2011

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2010, 2011 and Year ending March 31, 2012 (Forecast)

                                                                                                                (Billions of yen)
---------------------------------------------------------------------------------------------------------- ---------------------
                                                          Third Quarter ended Third Quarter ended           Year ending
                                                           December 31, 2010   December 31, 2011           March 31, 2012
                                                                Results             Results        Change     Forecast    Change
---------------------------------------------------------------------------------------------------------- ---------------------
 Domestic sales                                                   649.4               644.8          -0.7%      885.0        1.0%
 Overseas sales                                                   789.6               751.6          -4.8%    1,015.0       -4.8%
Net sales                                                       1,439.0             1,396.5          -3.0%    1,900.0       -2.2%
Gross profit                                                      599.4               569.0          -5.1%      759.0       -3.9%
Operating income (loss)                                            53.9               -36.6            --       -18.0         --
Income (loss) before income taxes                                  41.3               -47.9            --       -33.0         --
Net income (loss) attributable to Ricoh Company, Ltd.              20.3               -52.1            --       -46.0         --
---------------------------------------------------------------------------------------------------------- ---------------------
Exchange rate (Yen/US$)                                           86.90               79.00         -7.90       78.01      -7.76
Exchange rate (Yen/EURO)                                         113.53              110.71         -2.82      109.29      -3.99
---------------------------------------------------------------------------------------------------------- ---------------------
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                              28.03              (71.86)       -99.89      (63.40)    -90.48
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                            27.30              (71.86)       -99.16      (63.40)    -89.93
---------------------------------------------------------------------------------------------------------- ---------------------
Cash flows from operating activities                               74.3               -26.6        -100.9          --         --
Cash flows from investing activities                              -64.1               -88.5         -24.3          --         --
Cash flows from financing activities                              -92.6               101.4         194.1          --         --
Cash and cash equivalents at end of period                        147.8               156.6           8.8          --         --
---------------------------------------------------------------------------------------------------------- ---------------------
Capital expenditures                                               48.6                53.8           5.1        70.0        3.0
Depreciation for tangible fixed assets                             50.1                46.8          -3.3        63.0       -4.2
R&D expenditures                                                   81.3                89.3           7.9       115.0        4.1
---------------------------------------------------------------------------------------------------------- ---------------------

                                                            March 31, 2011     December 31, 2011    Change
----------------------------------------------------------------------------------------------------------
Total assets                                                    2,262.3             2,193.2         -69.1
Ricoh Company, Ltd. shareholders' equity                          929.8               804.9        -124.8
Interest-bearing debt                                             630.4               752.1         121.7
----------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)                 41.1                36.7          -4.4
----------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)       1,281.70            1,109.55       -172.15
----------------------------------------------------------------------------------------------------------

(2)  Three months ended December 31, 2010 and 2011

----------------------------------------------------------------------------------------------
                                                 Three months ended Three months ended
                                                 December 31, 2010  December 31, 2011
                                                      Results            Results        Change
----------------------------------------------------------------------------------------------
Domestic sales                                           210.3              210.3         0.0%
Overseas sales                                           257.8              247.2        -4.1%
Net sales                                                468.1              457.6        -2.3%
Gross profit                                             196.5              182.7        -7.0%
Operating income (loss)                                   15.9              -34.8          --
Income (loss) before income taxes                         13.2              -40.1          --
Net income (loss) attributable to Ricoh
  Company, Ltd.                                            7.8              -44.7          --
---------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                  82.66              77.39       -5.27
Exchange rate (Yen/EURO)                                112.30             104.29       -8.01
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per share-basic
  (yen)                                                  10.79             -61.71      -72.50
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per share-diluted
  (yen)                                                  10.54             -61.71      -72.25
---------------------------------------------------------------------------------------------
Capital expenditures                                       9.1               17.1         8.0
Depreciation for tangible fixed assets                    16.7               15.9        -0.7
R&D expenditures                                          27.3               29.8         2.4
---------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

*  The Company bases the forecast estimates for the fiscal year ending
   March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2011 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO DECEMBER 31, 2011

(1) Operating Results

                                                              (Millions of yen)
--------------------------------------------------------------------------------
                                         Third Quarter ended Third Quarter ended
                                          December 31, 2010   December 31, 2011
--------------------------------------------------------------------------------
Net sales                                     1,439,051           1,396,541
   (% change from the previous
     corresponding period)                         -2.4                -3.0
Operating income (loss)                          53,989             -36,617
   (% change from the previous
     corresponding period)                         43.1                  --
Income (loss) before income taxes                41,344             -47,938
   (% change from the previous
     corresponding period)                         34.1                  --
Net income (loss) attributable to Ricoh
  Company, Ltd.                                  20,340             -52,135
   (% change from the previous
     corresponding period)                         41.1                  --
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per
  share-basic (yen)                               28.03              -71.86
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per
  share-diluted (yen)                             27.30              -71.86
--------------------------------------------------------------------------------

(2) Financial Position

                                                              (Millions of yen)
 ------------------------------------------------------------------------------
                                               March 31, 2011 December 31, 2011
 ------------------------------------------------------------------------------
 Total assets                                    2,262,396        2,193,255
 Total equity                                      982,764          860,276
 Ricoh Company, Ltd. shareholders' equity          929,877          804,981
 Ricoh Company, Ltd. shareholders' equity
   ratio (%)                                          41.1             36.7
 Ricoh Company, Ltd. shareholders' equity per
   share (yen)                                    1,281.70         1,109.55
 ------------------------------------------------------------------------------

Notes:
i. Comprehensive income: Yen -97,743 million (- %) (Yen -38,204 million (- %) in income in previous fiscal year)

2.  DIVIDEND INFORMATION

  ---------------------------------------------------------------------------
                                                  Year ended    Year ending
                                                March 31, 2011 March 31, 2012
                                                  (Results)      (Forecast)
  ---------------------------------------------------------------------------
  Cash dividends, applicable to the year (yen)      33.00          25.00
     Interim (yen)                                  16.50          16.50
     Year-end (yen)                                 16.50           8.50
  ---------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2011 TO MARCH 31, 2012

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                                 Year ending
                                                               March 31, 2012
-------------------------------------------------------------------------------
Net sales                                                         1,900,000
Operating loss                                                      -18,000
Loss before income taxes                                            -33,000
Net loss attributable to Ricoh Company, Ltd.                        -46,000
Net loss attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                    -63.40
-------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: No

(4) Number of common stock outstanding (including treasury stock):

As of December 31, 2011  744,912,078 shares  As of March 31, 2011  744,912,078 shares

(5) Number of treasury stock:

As of December 31, 2011  19,412,124 shares  As of March 31, 2011  19,409,410 shares

(6) Average number of common stock:

As of December 31, 2011  725,500,788 shares  As of March 31, 2011  725,570,022 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the third quarter of fiscal year 2011 (the nine months period from April 1, 2011 to December 31, 2011) decreased by 3.0% as compared to the previous corresponding period, to Yen 1,396.5 billion. During this period, the average yen exchange rates were Yen 79.00 against the U.S. dollar (up Yen 7.90) and Yen 110.71 against the Euro (up Yen 2.82). Net sales would have increased by 0.3% excluding impact of such foreign currency exchange fluctuation.

Japanese economy had shown recovery from the impact of the Great East Japan Earthquake. However, unpredictable situation remained because of the sharp appreciation of the Yen against Euro since last year end as well as decline of the stock market. Under the severe situation, while domestic sales in the Imaging & Solutions and the Other increased, domestic sales in the Industrial Products decreased from the previous corresponding period. Consequently, overall sales in Japan decreased by 0.7% as compared to the previous corresponding period.

As for the overseas economy, in the Americas, signs of improvement had been shown and in China, high growth is ongoing. However, it remained uncertain due to the European debt crisis. Ricoh continued to face the severe business environment in the Americas and Europe due to the appreciation of the Yen.

As for overseas sales by region, as compared to the previous corresponding period, sales in the Americas decreased by 11.0% due to foreign currency exchange fluctuation (1.9%, excluding foreign currency exchange fluctuation), sales in Europe, due to the Yen against Euro appreciated, decreased by 0.3% (increased by 2.5%, excluding foreign currency exchange fluctuation), and sales in Other region, which includes China, South East Asia and Oceania, increased by 6.0% (9.4%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 4.8% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 1.2% as compared to the previous corresponding period.

Gross profit decreased by 5.1% as compared to the previous corresponding period, to Yen 569.0 billion due primarily to decrease in sales and the appreciation of the Yen, despite ongoing cost reduction.

Selling, general and administrative expenses increased by 11.0% as compared to the previous corresponding period, to Yen 605.6 billion due primarily to impairment loss of 36.9 billion on goodwill and long-lived assets for the period of three months ended December 31, 2011 as well as restructuring cost of Yen 24.2 billion.

As a result, operating income sharply decreased as compared to the previous corresponding period, to Yen 36.6 billion loss (operating income Yen 53.9 billion for the previous corresponding period).

Other (income) expenses includes impairment loss of 4.9 billion on securities for the three months ended December 31, 2011 due to the decline of the stock market, however, improved overall due primarily to decrease of foreign exchange loss as compared to the previous corresponding period.

Consequently, income before income taxes decreased as compared to the previous corresponding period, to Yen 47.9 billion loss (income before income taxes Yen
41.3 billion for the previous corresponding period).

In addition, taking recalculation of deferred tax assets and liabilities in line with reduction of income tax rate by Japanese tax system revision, net income (loss) attributable to Ricoh Company, Ltd. amounted to Yen 52.1 billion loss (net income Yen 20.3 billion for the previous corresponding period). As for comprehensive income, comprehensive loss increased due primarily to decrease of cumulative translation adjustments.

*Conditions by Product Line

Conditions by Product Line for nine months ended December 31, 2011 are as follows;

Imaging & Solutions (Sales down 3.1% to Yen 1,225.3 billion)
-------------------------------------------------------------

   Imaging Solutions (Sales down 4.1% to Yen 1,082.0 billion)
   -----------------------------------------------------------

   Sales in this category decreased by 4.1% as compared to the previous corresponding period, to Yen 1,082.0 billion. The sales would have decreased by 0.1% excluding the effects of foreign currency fluctuations.
   As for sales of PPCs and MFPs, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period.

   Network System Solutions (Sales up 5.5% to Yen 143.3 billion)
   --------------------------------------------------------------

   Sales in this category increased by 5.5% as compared to the previous corresponding period, to Yen 143.3 billion due primarily to increase in domestic sales of enterprise system software and expanding IT service around the world.

As a result, sales in the Imaging & Solutions segment decreased by 3.1% as compared to the previous corresponding period, to Yen 1,225.3 billion. Operating income decreased by 80.9% as compared to the previous corresponding period, to Yen 20.6 billion due primarily to impairment loss on goodwill and long-lived assets as well as restructuring cost and the appreciation of Japanese Yen, despite ongoing cost reduction.

Industrial Products (Sales down 9.8% to Yen 74.0 billion)
--------------------------------------------------------

Sales in the Industrial Products segment decreased by 9.8% as compared to the previous corresponding period, to Yen 74.0 billion. Sales of semiconductor devices, optical equipment and electronic components decreased as compared to the previous corresponding period. As a result, operating loss in the Industrial Products segment amounted to Yen 2.6 billion (operating income Yen
0.7 billion for the previous corresponding period).

Other (Sales up 4.9% to Yen 97.0 billion)
------------------------------------------

Net sales in the Other segment increased by 4.9% as compared to the previous corresponding period, to Yen 97.0 billion due primarily to acquisition of PENTAX Imaging Corporation.

As a result, operating loss in the Other segment amounted to Yen 3.5 billion (operating loss Yen 1.5 billion for the previous corresponding period).

2.  FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, from the end of the previous fiscal year, cash and time deposits and trade receivables decreased and inventories increased due partly to initial stock for market demand at the fiscal year end. In addition, the yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year as well as goodwill and long-lived assets decreased due to impairment. As a result, total assets decreased by Yen
69.1 billion, to Yen 2,193.2 billion.

For Liabilities, the interest-bearing debt increased due primarily to payment for costs in global restructuring program. Consequently, total liabilities increased by Yen 53.3 billion, to Yen 1,332.9 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net loss attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 122.4 billion from the end of the previous fiscal year, to Yen 860.2 billion.

*Cash Flows (Nine months from April 1, 2011 to December 31, 2011)

Net cash used in operating activities in this period decreased by Yen 100.9 billion as compared to the previous corresponding period, to Yen 26.6 billion outflows due primarily to net loss attributable to Ricoh Company, Ltd. as well as increase of inventory.

Net cash used in investing activities in this period increased by Yen 24.3 billion as compared to the previous corresponding period, to Yen 88.5 billion due primarily to acquisition of PENTAX Imaging Corporation.

As a result, free cash outflows generated by operating and investing activities amounted to Yen 115.1 billion while free cash inflows amounted to Yen 10.1 billion in the previous corresponding period.

Net cash provided by financing activities in this period amounted to Yen 101.4 billion due primarily to increase of the interest-bearing debt.

As a result, cash and cash equivalents as of December 31, 2011 decreased by Yen
22.4 billion as compared to the end of the previous fiscal year, to Yen 156.6 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the fiscal year ending March 31, 2012, Ricoh revises its forecast of sales, gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. downward, reflecting the recent business results and environment. Ricoh assumes exchange rates of Yen 75.00 against the U.S. dollar and of Yen 105.00 against the Euro in the fourth quarter, which were remained from the forecast that announced in October 2011.

Taking forecasted net loss attributable to Ricoh Company, Ltd. for the fiscal year ending March 31, 2012, Ricoh truly regrets to announce that it has decided to change forecasted dividend at the year end from Yen 16.50, which were announced in October 2011, downward to Yen 8.50. Consequently, total dividends for the fiscal year ending March, 2012 are revised to Yen 25.00 includes Yen
16.50 paid in December 2011.

Our performance forecast for fiscal year 2012 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2012
US$ 1 = Yen 78.01 (Yen 85.77 in previous fiscal year)
EURO 1 = Yen 109.29 (Yen 113.28 in previous fiscal year)

                                                                         (Billions of yen)
-------------------------------------------------------------------------------------------
                                                         Year ended    Year ending
                                                       March 31, 2011 March 31, 2012
                                                         (Results)      (Forecast)   Change
-------------------------------------------------------------------------------------------
   Domestic sales                                           875.8          885.0       1.0%
   Overseas sales                                         1,066.1        1,015.0      -4.8%
Net sales                                                 1,942.0        1,900.0      -2.2%
Gross profit                                                790.0          759.0      -3.9%
Operating income (loss)                                      60.1          -18.0        --
Income (loss) before income taxes                            45.4          -33.0        --
Net income (loss) attributable to Ricoh Company, Ltd.        19.6          -46.0        --
-------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable

(3) Changes in accounting method:

Not applicable

5.  CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                     March 31, 2011 December 31, 2011       Change
-------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                   181,179       159,249           -21,930
   Trade receivables                                        657,817       625,331           -32,486
   Inventories                                              171,033       201,929            30,896
   Other current assets                                      63,990        54,903            -9,087
Total Current Assets                                      1,074,019     1,041,412           -32,607
Fixed Assets
   Tangible fixed assets                                    264,740       264,942               202
   Finance receivables                                      445,782       453,733             7,951
   Other investments                                        477,855       433,168           -44,687
Total Fixed Assets                                        1,188,377     1,151,843           -36,534
-------------------------------------------------------------------------------------------------------
Total Assets                                              2,262,396     2,193,255           -69,141
-------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                179,169       156,699
   Time deposits                                              2,010         2,550

Liabilities and Equity                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                     March 31, 2011 December 31, 2011       Change
-------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                           250,483       234,007          -16,476
   Short-term borrowings                                    151,023       215,082           64,059
   Other current liabilities                                213,194       172,149          -41,045
Total Current Liabilities                                   614,700       621,238            6,538
Fixed Liabilities
   Long-term indebtedness                                   479,422       537,065           57,643
   Accrued pension and severance costs                      140,975       137,646           -3,329
   Other fixed liabilities                                   44,535        37,030           -7,505
Total Fixed Liabilities                                     664,932       711,741           46,809
-------------------------------------------------------------------------------------------------------
Total Liabilities                                         1,279,632     1,332,979           53,347
-------------------------------------------------------------------------------------------------------
Equity
   Common stock                                             135,364       135,364               --
   Additional paid-in capital                               186,083       186,083               --
   Retained earnings                                        815,970       739,874          -76,096
   Accumulated other comprehensive loss                    -170,702      -219,519          -48,817
   Treasury stock                                           -36,838       -36,821               17
Total Ricoh Company, Ltd.
  shareholders' equity                                      929,877       804,981         -124,896
Noncontrolling interests                                     52,887        55,295            2,408
-------------------------------------------------------------------------------------------------------
Total Equity                                                982,764       860,276         -122,488
-------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                              2,262,396     2,193,255          -69,141
-------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;
   Net unrealized holding gains on
     available-for-sale securities                            2,466         1,210           -1,256
   Pension liability adjustments                            -47,514       -48,322             -808
   Net unrealized losses on derivative
     instruments                                             -1,168        -1,481             -313
   Cumulative translation adjustments                      -124,486      -170,926          -46,440

       Reference: Exchange rate
                  US$ 1                                   Yen 83.15     Yen 77.74
                  EURO 1                                 Yen 117.57    Yen 100.71

(2)  CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2010 and 2011

                                                                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                         Third Quarter ended Third Quarter ended
                                                                          December 31, 2010   December 31, 2011  Change      %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     1,439,051           1,396,541      -42,510    -3.0
Cost of sales                                                                   839,572             827,519      -12,053    -1.4
       Percentage of net sales (%)                                                 58.3                59.3
Gross Profit                                                                    599,479             569,022      -30,457    -5.1
       Percentage of net sales (%)                                                 41.7                40.7
Selling, general and administrative expenses                                    545,490             605,639       60,149    11.0
       Percentage of net sales (%)                                                 37.9                43.3
Operating income (loss)                                                          53,989             -36,617      -90,606      --
       Percentage of net sales (%)                                                  3.8                -2.6
Other (income) expenses
   Interest and dividend income                                                   2,154               1,940         -214    -9.9
       Percentage of net sales (%)                                                  0.1                 0.1
   Interest expense                                                               5,816               4,883         -933   -16.0
       Percentage of net sales (%)                                                  0.4                 0.3
   Other, net                                                                     8,983               8,378         -605    -6.7
       Percentage of net sales (%)                                                  0.6                 0.6
Income (Loss) before income taxes, equity income and minority interests          41,344             -47,938      -89,282      --
       Percentage of net sales (%)                                                  2.9                -3.4
Provision for income taxes                                                       18,150                 844      -17,306   -95.3
       Percentage of net sales (%)                                                  1.3                 0.1
Equity in earnings of affiliates                                                    -15                  17           32      --
       Percentage of net sales (%)                                                  0.0                 0.0
Consolidated net income (loss)                                                   23,179             -48,765      -71,944      --
       Percentage of net sales (%)                                                  1.6                -3.5
Net income (loss) attributable to noncontrolling interests                        2,839               3,370          531    18.7
       Percentage of net sales (%)                                                  0.2                 0.2
Net income (loss) attributable to Ricoh Company, Ltd.                            20,340             -52,135      -72,475      --
       Percentage of net sales (%)                                                  1.4                -3.7
----------------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                      Yen 86.90           Yen 79.00
                   EURO 1                                                    Yen 113.53          Yen 110.71

Three months ended December 31, 2010 and 2011

                                                                                                               (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended Three months ended
                                                                         December 31, 2010  December 31, 2011  Change      %
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       468,195            457,656     -10,539    -2.3
Cost of sales                                                                   271,634            274,896       3,262     1.2
       Percentage of net sales (%)                                                 58.0               60.1
Gross Profit                                                                    196,561            182,760     -13,801    -7.0
       Percentage of net sales (%)                                                 42.0               39.9
Selling, general and administrative expenses                                    180,584            217,601      37,017    20.5
       Percentage of net sales (%)                                                 38.6               47.5
Operating income (loss)                                                          15,977            -34,841     -50,818      --
       Percentage of net sales (%)                                                  3.4               -7.6
Other (income) expenses
   Interest and dividend income                                                     779                438        -341   -43.8
       Percentage of net sales (%)                                                  0.2                0.1
   Interest expense                                                               1,905              1,465        -440   -23.1
       Percentage of net sales (%)                                                  0.4                0.3
   Other, net                                                                     1,572              4,316       2,744   174.6
       Percentage of net sales (%)                                                  0.4                1.0
Income (Loss) before income taxes, equity income and minority interests          13,279            -40,184     -53,463      --
       Percentage of net sales (%)                                                  2.8               -8.8
Provision for income taxes                                                        4,556              3,386      -1,170   -25.7
       Percentage of net sales (%)                                                  1.0                0.7
Equity in earnings of affiliates                                                     -8                 18          26      --
       Percentage of net sales (%)                                                  0.0                0.0
Consolidated net income (loss)                                                    8,715            -43,552     -52,267      --
       Percentage of net sales (%)                                                  1.9               -9.5
Net income (loss) attributable to noncontrolling interests                          887              1,220         333    37.5
       Percentage of net sales (%)                                                  0.2                0.3
Net income (loss) attributable to Ricoh Company, Ltd.                             7,828            -44,772     -52,600      --
       Percentage of net sales (%)                                                  1.7               -9.8
--------------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                      Yen 82.66          Yen 77.39
                   EURO 1                                                    Yen 112.30         Yen 104.29

CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2010 and 2011                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                        Third Quarter ended Third Quarter ended
                                                                         December 31, 2010   December 31, 2011  Change   %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                            1,128,569           1,082,023      -46,546 -4.1
       Percentage of net sales (%)                                                78.4                77.5
Network System Solutions                                                       135,838             143,361        7,523  5.5
       Percentage of net sales (%)                                                 9.5                10.2
Imaging & Solutions Total                                                    1,264,407           1,225,384      -39,023 -3.1
       Percentage of net sales (%)                                                87.9                87.7
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             82,136              74,087       -8,049 -9.8
       Percentage of net sales (%)                                                 5.7                 5.3
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           92,508              97,070        4,562  4.9
       Percentage of net sales (%)                                                 6.4                 7.0
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                  1,439,051           1,396,541      -42,510 -3.0
       Percentage of net sales (%)                                               100.0               100.0
----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 86.90           Yen 79.00
                   EURO 1                                                   Yen 113.53          Yen 110.71

Three months ended December 31, 2010 and 2011                                                             (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended Three months ended
                                                                        December 31, 2010  December 31, 2011  Change    %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                              371,071            350,966     -20,105  -5.4
       Percentage of net sales (%)                                                79.3               76.7
Network System Solutions                                                        42,353             45,313       2,960   7.0
       Percentage of net sales (%)                                                 9.0                9.9
Imaging & Solutions Total                                                      413,424            396,279     -17,145  -4.1
       Percentage of net sales (%)                                                88.3               86.6
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             26,393             23,637      -2,756 -10.4
       Percentage of net sales (%)                                                 5.6                5.2
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           28,378             37,740       9,362  33.0
       Percentage of net sales (%)                                                 6.1                8.2
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                    468,195            457,656     -10,539  -2.3
       Percentage of net sales (%)                                               100.0              100.0
---------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 82.66          Yen 77.39
                   EURO 1                                                   Yen 112.30         Yen 104.29

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Third Quarter ended December 31, 2010 and 2011                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                         Third Quarter ended Third Quarter ended
                                          December 31, 2010   December 31, 2011  Change          %
----------------------------------------------------------------------------------------------------------
[Domestic]                                      649,422             644,880       -4,542        -0.7
       Percentage of net sales (%)                 45.1                46.2
[Overseas]                                      789,629             751,661      -37,968        -4.8
       Percentage of net sales (%)                 54.9                53.8
         The Americas                           389,424             346,588      -42,836       -11.0
       Percentage of net sales (%)                 27.1                24.8
         Europe                                 303,531             302,631         -900        -0.3
       Percentage of net sales (%)                 21.1                21.7
         Other                                   96,674             102,442        5,768         6.0
       Percentage of net sales (%)                  6.7                 7.3
Grand Total                                   1,439,051           1,396,541      -42,510        -3.0
       Percentage of net sales (%)                100.0               100.0
----------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 86.90           Yen 79.00
                   EURO 1                    Yen 113.53          Yen 110.71

Three months ended December 31, 2010 and 2011                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                         December 31, 2010  December 31, 2011  Change          %
--------------------------------------------------------------------------------------------------------
[Domestic]                                      210,357            210,379          22        0.0
       Percentage of net sales (%)                 44.9               46.0
[Overseas]                                      257,838            247,277     -10,561       -4.1
       Percentage of net sales (%)                 55.1               54.0
         The Americas                           124,567            112,348     -12,219       -9.8
       Percentage of net sales (%)                 26.6               24.5
         Europe                                 102,480            100,691      -1,789       -1.7
       Percentage of net sales (%)                 21.9               22.0
         Other                                   30,791             34,238       3,447       11.2
       Percentage of net sales (%)                  6.6                7.5
Grand Total                                     468,195            457,656     -10,539       -2.3
       Percentage of net sales (%)                100.0              100.0
--------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 82.66          Yen 77.39
                   EURO 1                    Yen 112.30         Yen 104.29

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      Third Quarter ended   Third Quarter ended
                                                                       December 31, 2010     December 31, 2011
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                            23,179              -48,765
   Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities--
       Depreciation and amortization                                         69,518               65,968
       Equity in earnings of affiliates, net of dividends
         received                                                                15                  -17
       Deferred income taxes                                                  2,934              -15,217
       Loss on disposals and sales of tangible fixed assets                     813                  506
       Loss on impairment of long-lived assets                                   --                9,898
       Loss on impairment of securities                                         205                5,024
       Loss on impairment of goodwill                                            --               27,464
       Pension and severance costs, less payments                               889               -5,478
     Changes in assets and liabilities--
       Decrease in trade receivables                                          9,820               16,723
       Increase in inventories                                              -29,139              -33,766
       (Increase) Decrease in finance receivables                            11,903              -13,751
       Decrease in trade payables                                           -20,183              -21,847
       Decrease in accrued income taxes and accrued expenses and
         other                                                               -6,111              -27,421
     Other, net                                                              10,513               14,062
---------------------------------------------------------------------------------------------------------------
   Net cash used in (provided by) operating activities                       74,356              -26,617
---------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                     732                  829
       Expenditures for property, plant and equipment, including
         interest capitalized                                               -48,674              -53,871
       Expenditures for intangible fixed asset including
         interest capitalized                                               -12,153              -10,421
       Payments for purchases of available-for-sale securities                 -230                 -127
       Proceeds from sales of available-for-sale securities                      17                   32
       Increase in time deposits                                               -192                 -631
       Purchase of business, net of cash acquired                              -477              -15,089
       Other, net                                                            -3,187               -9,278
---------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     -64,164              -88,556
---------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                  43,691               81,396
       Repayment of long-term indebtedness                                  -75,039              -59,102
       Increase (Decrease) in short-term borrowings, net                    -28,110              103,949
       Proceeds from issuance of long-term debt securities                   79,741                   --
       Repayment of long-term debt securities                               -88,307                 -226
       Dividends paid                                                       -23,943              -23,942
       Payment for purchase of treasury stock                                  -138                  -20
       Other, net                                                              -551                 -585
---------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                      -92,656              101,470
---------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents            -11,885               -8,767
---------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                -94,349              -22,470
---------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                          242,165              179,169
---------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                             147,816              156,699
---------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Third Quarter ended December 31, 2010 and 2011

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Third Quarter ended Third Quarter ended
                                                                     December 31, 2010   December 31, 2011  Change      %
-----------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                             1,264,407           1,225,384      -39,023    -3.1
      Intersegment                                                              --                  --           --      --
      Total                                                              1,264,407           1,225,384      -39,023    -3.1
-----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     1,156,303           1,204,760       48,457     4.2
-----------------------------------------------------------------------------------------------------------------------------
  Operating income                                                         108,104              20,624      -87,480   -80.9
      Operating income on sales in Imaging & Solutions (%)                     8.5                 1.7
-----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                                82,136              74,087       -8,049    -9.8
      Intersegment                                                           4,147               3,688         -459   -11.1
      Total                                                                 86,283              77,775       -8,508    -9.9
-----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                        85,508              80,380       -5,128    -6.0
-----------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                      775              -2,605       -3,380      --
      Operating income (loss) on sales in Industrial Products (%)              0.9                -3.3
-----------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                                92,508              97,070        4,562     4.9
      Intersegment                                                              --                  --           --      --
      Total                                                                 92,508              97,070        4,562     4.9
-----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                        94,041             100,667        6,626     7.0
-----------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                            -1,533              -3,597       -2,064      --
      Operating loss on sales in Other (%)                                    -1.7                -3.7
-----------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                          -4,147              -3,688          459
      Total                                                                 -4,147              -3,688          459      --
-----------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                          -4,154              -3,688          466
      Corporate                                                             53,364              51,039       -2,325
      Total                                                                 49,210              47,351       -1,859      --
-----------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                           -53,357             -51,039        2,318      --
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                             1,439,051           1,396,541      -42,510    -3.0
      Intersegment                                                              --                  --           --      --
      Total                                                              1,439,051           1,396,541      -42,510    -3.0
-----------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     1,385,062           1,433,158       48,096     3.5
-----------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                   53,989             -36,617      -90,606      --
      Operating income (loss) on consolidated net sales (%)                    3.8                -2.6
-----------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2010 and 2011

                                                                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended Three months ended
                                                                    December 31, 2010  December 31, 2011  Change      %
---------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                             413,424            396,279       -17,145    -4.1
      Intersegment                                                            --                 --            --      --
      Total                                                              413,424            396,279       -17,145    -4.1
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     378,321            413,335        35,014     9.3
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                 35,103            -17,056       -52,159      --
      Operating income (loss) on sales in Imaging & Solutions (%)            8.5               -4.3
---------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                              26,393             23,637        -2,756   -10.4
      Intersegment                                                         1,556              1,424          -132    -8.5
      Total                                                               27,949             25,061        -2,888   -10.3
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      28,220             25,500        -2,720    -9.6
---------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                            -271               -439          -168      --
      Operating loss on sales in Industrial Products (%)                    -1.0               -1.8
---------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                              28,378             37,740         9,362    33.0
      Intersegment                                                            --                 --            --      --
      Total                                                               28,378             37,740         9,362    33.0
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      29,447             38,493         9,046    30.7
---------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                          -1,069               -753           316      --
      Operating loss on sales in Other (%)                                  -3.8               -2.0
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                        -1,556             -1,424           132
      Total                                                               -1,556             -1,424           132      --
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                        -1,556             -1,424           132
      Corporate                                                           17,786             16,593        -1,193
      Total                                                               16,230             15,169        -1,061      --
---------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                         -17,786            -16,593         1,193      --
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                             468,195            457,656       -10,539    -2.3
      Intersegment                                                            --                 --            --      --
      Total                                                              468,195            457,656       -10,539    -2.3
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     452,218            492,497        40,279     8.9
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                 15,977            -34,841       -50,818      --
      Operating income (loss) on consolidated net sales (%)                  3.4               -7.6
---------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Third Quarter ended December 31, 2010 and 2011

                                                                                                           (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Third Quarter ended Third Quarter ended
                                                                    December 31, 2010   December 31, 2011  Change      %
----------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                 660,643             652,935       -7,708    -1.2
       Intersegment                                                       311,561             286,780      -24,781    -8.0
       Total                                                              972,204             939,715      -32,489    -3.3
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     943,523             970,028       26,505     2.8
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                 28,681             -30,313      -58,994      --
       Operating income (loss) on sales in Japan (%)                          3.0                -3.2
----------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                 389,203             348,962      -40,241   -10.3
       Intersegment                                                         2,462               2,643          181     7.4
       Total                                                              391,665             351,605      -40,060   -10.2
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     395,343             378,564      -16,779    -4.2
----------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                          -3,678             -26,959      -23,281      --
       Operating loss on sales in the Americas (%)                           -0.9                -7.7
----------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                                 304,670             304,606          -64    -0.0
       Intersegment                                                         1,775               1,323         -452   -25.5
       Total                                                              306,445             305,929         -516    -0.2
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     286,754             292,745        5,991     2.1
----------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        19,691              13,184       -6,507   -33.0
       Operating income on sales in Europe (%)                                6.4                 4.3
----------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                  84,535              90,038        5,503     6.5
       Intersegment                                                       122,876             117,006       -5,870    -4.8
       Total                                                              207,411             207,044         -367    -0.2
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     197,198             201,782        4,584     2.3
----------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        10,213               5,262       -4,951   -48.5
       Operating income on sales in Other (%)                                 4.9                 2.5
----------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                      -438,674            -407,752       30,922
       Total                                                             -438,674            -407,752       30,922      --
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    -437,756            -409,961       27,795      --
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                   -918               2,209        3,127      --
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                               1,439,051           1,396,541      -42,510    -3.0
       Intersegment                                                            --                  --           --      --
       Total                                                            1,439,051           1,396,541      -42,510    -3.0
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   1,385,062           1,433,158       48,096     3.5
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                 53,989             -36,617      -90,606      --
       Operating income (loss) on consolidated net sales (%)                  3.8                -2.6
----------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2010 and 2011

                                                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended Three months ended
                                                                   December 31, 2010  December 31, 2011  Change    %
----------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                213,026            210,957       -2,069  -1.0
       Intersegment                                                       99,521             97,293       -2,228  -2.2
       Total                                                             312,547            308,250       -4,297  -1.4
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    308,920            322,932       14,012   4.5
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                 3,627            -14,682      -18,309    --
       Operating income (loss) on sales in Japan (%)                         1.2               -4.8
----------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                124,502            114,936       -9,566  -7.7
       Intersegment                                                          857                800          -57  -6.7
       Total                                                             125,359            115,736       -9,623  -7.7
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    126,957            136,770        9,813   7.7
----------------------------------------------------------------------------------------------------------------------
   Operating loss                                                         -1,598            -21,034      -19,436    --
       Operating loss on sales in the Americas (%)                          -1.3              -18.2
----------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                                102,930            101,945         -985  -1.0
       Intersegment                                                          641                213         -428 -66.8
       Total                                                             103,571            102,158       -1,413  -1.4
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     96,410            101,405        4,995   5.2
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                        7,161                753       -6,408 -89.5
       Operating income on sales in Europe (%)                               6.9                0.7
----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                 27,737             29,818        2,081   7.5
       Intersegment                                                       37,541             40,440        2,899   7.7
       Total                                                              65,278             70,258        4,980   7.6
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     63,317             69,786        6,469  10.2
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                        1,961                472       -1,489 -75.9
       Operating income on sales in Other (%)                                3.0                0.7
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -138,560           -138,746         -186
       Total                                                            -138,560           -138,746         -186    --
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -143,386           -138,396        4,990    --
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                 4,826               -350       -5,176    --
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                                468,195            457,656      -10,539  -2.3
       Intersegment                                                           --                 --           --    --
       Total                                                             468,195            457,656      -10,539  -2.3
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    452,218            492,497       40,279   8.9
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                15,977            -34,841      -50,818    --
       Operating income (loss) on consolidated net sales (%)                 3.4               -7.6
----------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2010 and 2011                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                       Third Quarter Third Quarter
                                                           ended         ended
                                                       December 31,  December 31,                Change excluding
                                                           2010          2011      Change    %   exchange impact    %
-----------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                     1,128,569     1,082,023   -46,546  -4.1      -1,586       -0.1
       Percentage of net sales (%)                            78.4          77.5
          Domestic                                         383,447       382,885      -562  -0.1        -562       -0.1
          Overseas                                         745,122       699,138   -45,984  -6.2      -1,024       -0.1
   Network System Solutions                                135,838       143,361     7,523   5.5       8,069        5.9
       Percentage of net sales (%)                             9.5          10.2
          Domestic                                         125,429       130,873     5,444   4.3       5,444        4.3
          Overseas                                          10,409        12,488     2,079  20.0       2,625       25.2
Imaging & Solutions Total                                1,264,407     1,225,384   -39,023  -3.1       6,483        0.5
       Percentage of net sales (%)                            87.9          87.7
   Domestic                                                508,876       513,758     4,882   1.0       4,882        1.0
   Overseas                                                755,531       711,626   -43,905  -5.8       1,601        0.2
          The Americas                                     380,310       335,929   -44,381 -11.7      -9,912       -2.6
          Europe                                           292,709       289,229    -3,480  -1.2       4,591        1.6
          Other                                             82,512        86,468     3,956   4.8       6,922        8.4
-----------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         82,136        74,087    -8,049  -9.8      -6,697       -8.2
       Percentage of net sales (%)                             5.7           5.3
   Domestic                                                 50,926        41,045    -9,881 -19.4      -9,881      -19.4
   Overseas                                                 31,210        33,042     1,832   5.9       3,184       10.2
          The Americas                                       8,807         9,168       361   4.1       1,267       14.4
          Europe                                            10,050         9,533      -517  -5.1        -312       -3.1
          Other                                             12,353        14,341     1,988  16.1       2,229       18.0
-----------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       92,508        97,070     4,562   4.9       4,929        5.3
       Percentage of net sales (%)                             6.4           7.0
   Domestic                                                 89,620        90,077       457   0.5         457        0.5
   Overseas                                                  2,888         6,993     4,105 142.1       4,472      154.8
          The Americas                                         307         1,491     1,184 385.7       1,321      430.3
          Europe                                               772         3,869     3,097 401.2       3,195      413.9
          Other                                              1,809         1,633      -176  -9.7         -44       -2.4
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                              1,439,051     1,396,541   -42,510  -3.0       4,715        0.3
       Percentage of net sales (%)                           100.0         100.0
   Domestic                                                649,422       644,880    -4,542  -0.7      -4,542       -0.7
       Percentage of net sales (%)                            45.1          46.2
   Overseas                                                789,629       751,661   -37,968  -4.8       9,257        1.2
       Percentage of net sales (%)                            54.9          53.8
          The Americas                                     389,424       346,588   -42,836 -11.0      -7,324       -1.9
              Percentage of net sales (%)                     27.1          24.8
          Europe                                           303,531       302,631      -900  -0.3       7,474        2.5
              Percentage of net sales (%)                     21.1          21.7
          Other                                             96,674       102,442     5,768   6.0       9,107        9.4
              Percentage of net sales (%)                      6.7           7.3
-----------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                        Yen 86.90     Yen 79.00       Yen -7.90
                            EURO 1                      Yen 113.53    Yen 110.71       Yen -2.82

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

                                      A1

Three months ended December 31, 2010 and 2011                                                         (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                       Three months Three months
                                                          ended        ended
                                                       December 31, December 31,                 Change excluding
                                                           2010         2011      Change     %   exchange impact    %
-----------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                       371,071      350,966    -20,105  -5.4      -4,268       -1.2
       Percentage of net sales (%)                            79.3         76.7
          Domestic                                         127,579      124,197     -3,382  -2.7      -3,382       -2.7
          Overseas                                         243,492      226,769    -16,723  -6.9        -886       -0.4
   Network System Solutions                                 42,353       45,313      2,960   7.0       3,308        7.8
       Percentage of net sales (%)                             9.0          9.9
          Domestic                                          38,804       40,962      2,158   5.6       2,158        5.6
          Overseas                                           3,549        4,351        802  22.6       1,150       32.4
Imaging & Solutions Total                                  413,424      396,279    -17,145  -4.1        -960       -0.2
       Percentage of net sales (%)                            88.3         86.6
   Domestic                                                166,383      165,159     -1,224  -0.7      -1,224       -0.7
   Overseas                                                247,041      231,120    -15,921  -6.4         264        0.1
          The Americas                                     121,650      107,992    -13,658 -11.2      -5,974       -4.9
          Europe                                            98,828       94,668     -4,160  -4.2       2,707        2.7
          Other                                             26,563       28,460      1,897   7.1       3,531       13.3
-----------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         26,393       23,637     -2,756 -10.4      -2,287       -8.7
       Percentage of net sales (%)                             5.6          5.2
   Domestic                                                 16,307       12,872     -3,435 -21.1      -3,435      -21.1
   Overseas                                                 10,086       10,765        679   6.7       1,148       11.4
          The Americas                                       2,845        3,088        243   8.5         456       16.0
          Europe                                             3,380        2,816       -564 -16.7        -369      -10.9
          Other                                              3,861        4,861      1,000  25.9       1,061       27.5
-----------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       28,378       37,740      9,362  33.0       9,621       33.9
       Percentage of net sales (%)                             6.1          8.2
   Domestic                                                 27,667       32,348      4,681  16.9       4,681       16.9
   Overseas                                                    711        5,392      4,681 658.4       4,940      694.8
          The Americas                                          72        1,268      1,196    --       1,307         --
          Europe                                               272        3,207      2,935    --       3,032         --
          Other                                                367          917        550 149.9         601      163.8
-----------------------------------------------------------------------------------------------------------------------
Grand Total                                                468,195      457,656    -10,539  -2.3       6,374        1.4
       Percentage of net sales (%)                           100.0        100.0
   Domestic                                                210,357      210,379         22   0.0          22        0.0
       Percentage of net sales (%)                            44.9         46.0
   Overseas                                                257,838      247,277    -10,561  -4.1       6,352        2.5
       Percentage of net sales (%)                            55.1         54.0
          The Americas                                     124,567      112,348    -12,219  -9.8      -4,211       -3.4
              Percentage of net sales (%)                     26.6         24.5
          Europe                                           102,480      100,691     -1,789  -1.7       5,370        5.2
              Percentage of net sales (%)                     21.9         22.0
          Other                                             30,791       34,238      3,447  11.2       5,193       16.9
              Percentage of net sales (%)                      6.6          7.5
-----------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                         US$ 1                           Yen 82.66    Yen 77.39  Yen -5.27
                         EURO 1                         Yen 112.30   Yen 104.29  Yen -8.01

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in the first quarter of fiscal year 2011.
Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

                                      A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                 (Billions of yen)
--------------------------------------------------------------------------------------------------
                     Third Quarter ended        Fourth Quarter ending         Year ending
                      December 31, 2011  Change    March 31, 2012     Change March 31, 2012 Change
                           Results         %          Forecast          %       Forecast      %
--------------------------------------------------------------------------------------------------
Net sales                  1,396.5        -3.0          503.5           0.1     1,900.0      -2.2
Gross profit                 569.0        -5.1          189.9          -0.4       759.0      -3.9
Operating income
  (loss)                     -36.6          --           18.6         199.7       -18.0        --
Income (loss)
  before income
  taxes                      -47.9          --           14.9         267.4       -33.0        --
Net income (loss)
  attributable to
  Ricoh Company,
  Ltd.                       -52.1          --            6.1            --       -46.0        --
--------------------------------------------------------------------------------------------------
Net income (loss)
  attributable to
  Ricoh Company,
  Ltd. shareholders
  per share-basic
  (yen)                     -71.86          --           8.46            --      -63.40        --
Net income (loss)
  attributable to
  Ricoh Company,
  Ltd. shareholders
  per share-diluted
  (yen)                     -71.86          --           8.46            --      -63.40        --
--------------------------------------------------------------------------------------------------
Capital expenditures          53.8                       16.2                      70.0
Depreciation for
  tangible fixed
  assets                      46.8                       16.3                      63.0
R&D expenditures              89.3                       25.7                     115.0
--------------------------------------------------------------------------------------------------
Exchange rate
  (Yen/US$)                  79.00                      75.00                     78.01
Exchange rate
  (Yen/EURO)                110.71                     105.00                    109.29
--------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                          (Billions of yen)
------------------------------------------------------------------------------------------------------------
                                     Fourth Quarter ending March 31, 2012     Year ending March 31, 2012
------------------------------------------------------------------------------------------------------------
                                                Change             Change          Change             Change
                                     Forecast     %    Forecast(*)   %    Forecast   %    Forecast(*)   %
------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                  393.6      -2.4     414.8      2.8  1,475.6   -3.7    1,541.8     0.6
       Domestic                       148.1       4.5     148.1      4.5    531.0    1.1      531.0     1.1
       Overseas                       245.5      -6.1     266.7      2.0    944.6   -6.2    1,010.8     0.4
   Network System Solutions            48.4       6.2      48.8      7.1    191.8    5.7      192.7     6.2
       Domestic                        44.4       7.0      44.4      7.0    175.3    5.0      175.3     5.0
       Overseas                         4.0      -1.2       4.4      8.7     16.5   14.0       17.4    20.6
Imaging & Solutions Total             442.0      -1.5     463.6      3.3  1,667.4   -2.7    1,734.5     1.2
   Domestic                           192.5       5.0     192.5      5.0    706.3    2.0      706.3     2.0
   Overseas                           249.5      -6.1     271.1      2.1    961.1   -5.9    1,028.2     0.7
       The Americas                   118.4      -8.7     129.9      0.2    454.3  -10.9      500.3    -1.9
       Europe                         101.2      -5.1     108.3      1.5    390.4   -2.2      405.6     1.6
       Other                           29.9       1.9      32.9     12.1    116.4    4.0      122.3     9.4
------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                    22.9      -7.5      23.9     -3.4     96.9   -9.3       99.3    -7.0
   Domestic                            13.4      -7.9      13.4     -7.9     54.4  -16.9       54.4   -16.9
   Overseas                             9.5      -6.8      10.5      3.1     42.5    2.8       44.9     8.5
       The Americas                     2.6      -9.0       3.0      5.7     11.8    0.9       13.1    12.3
       Europe                           3.1     -11.0       3.3     -5.9     12.6   -6.7       13.0    -3.8
       Other                            3.8      -1.3       4.2      9.4     18.1   12.0       18.8    16.0
------------------------------------------------------------------------------------------------------------
[Other]
Other                                  38.6      31.5      39.0     32.6    135.7   11.3      136.4    11.9
   Domestic                            34.3      19.6      34.3     19.6    124.3    5.1      124.3     5.1
   Overseas                             4.4     498.8       4.7    545.6     11.4  213.9       12.1   233.5
       The Americas                     1.0     963.8       1.0    977.7      2.5  521.2        2.6   558.6
       Europe                           2.7     993.1       2.9       --      6.6  544.7        6.9   576.6
       Other                            0.7      70.3       0.8     96.1      2.3    4.4        2.5    14.9
------------------------------------------------------------------------------------------------------------
Grand Total                           503.5       0.1     526.4      4.7  1,900.0   -2.2    1,970.2     1.5
   Domestic                           240.1       6.0     240.1      6.0    885.0    1.0      885.0     1.0
   Overseas                           263.4      -4.8     286.3      3.5  1,015.0   -4.8    1,085.2     1.8
       The Americas                   122.0      -8.0     133.9      1.0    468.6  -10.2      516.0    -1.1
       Europe                         107.0      -3.1     114.5      3.7    409.6   -1.0      425.5     2.8
       Other                           34.4       2.4      37.9     12.9    136.8    5.0      143.7    10.3
------------------------------------------------------------------------------------------------------------
* Excluding foreign exchange impact

                                      A3